UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

DECIPHERA PHARMACEUTICALS, INC.

(Name of Subject Company)

TOPAZ MERGER SUB, INC.

a wholly owned subsidiary of

ONO PHARMACEUTICAL CO., LTD.

(Names of Filing Persons – Offeror)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

24344T101

(CUSIP Number of Class of Securities)

Gyo Sagara

Ono Pharmaceutical Co., Ltd.

8-2, Kyutaromachi 1-chome, Chuo-ku, Osaka 541-8564, Japan

Telephone: +81-6-6263-5670

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Jason T. Simon

Tricia Branker

Greenberg Traurig, LLP

1750 Tysons Boulevard, Suite 1000

McLean, VA 22102

Telephone: (703) 749 1300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
N/A	N/A

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of the tender offer

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Tender Offer Statement on Schedule TO relates solely to preliminary communications made before the commencement of a tender offer by Topaz Merger Sub, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Ono Pharmaceutical Co., Ltd. (“Parent” or “ONO”), a Japanese company (kabushiki kaisha), to acquire all of the issued and outstanding shares of the common stock, par value $0.01 per share, of Deciphera Pharmaceuticals, Inc., (the “Company” or “Deciphera”), a Delaware corporation, at a price per share of $25.60, net to the seller in cash, without interest and subject to any withholding of taxes required by applicable law, to be commenced pursuant to the Agreement and Plan of Merger, dated as of April 29, 2024, among Parent, Purchaser and the Company.

Additional Information about the Proposed Transaction and Where to Find It

The tender offer referred to above has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for the tender offer materials that ONO and Purchaser will file with the SEC upon commencement of the tender offer. At the time the tender offer is commenced, ONO and Purchaser will cause to be filed a tender offer statement on Schedule TO with the SEC, and Deciphera will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BY DECIPHERA STOCKHOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Both the tender offer statement and the solicitation/recommendation statement will be mailed to Deciphera’s stockholders free of charge. A free copy of the tender offer statement and the solicitation/recommendation statement will also be made available to all stockholders of Deciphera by accessing the “Investors & News” section of www.deciphera.com or by contacting Investor Relations at deciphera@argotpartners.com. In addition, the tender offer statement and the solicitation/recommendation statement (and all other documents filed with the SEC) will be available at no charge on the SEC’s website, www.sec.gov, upon filing with the SEC.

DECIPHERA STOCKHOLDERS ARE ADVISED TO READ THE SCHEDULE TO AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Investor Presentation dated April 30, 2024.

99.2	Investor Presentation Script dated April 30, 2024.